Filed by: Carrizo Oil & Gas, Inc.

(Commission File No.: 000-29187-87)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-6

of the Securities Exchange Act of 1934

Subject Company: Carrizo Oil & Gas, Inc.

Form S-4 File No.: 333-233366

On or about November 1, 2019, the following letter was delivered to certain Carrizo Oil & Gas, Inc. shareholders:

CARRIZO OIL & GAS, INC.

500 Dallas Street, Suite 2300

Houston, Texas 77002

IMPORTANT NOTICE

October 31, 2019

Dear Shareholder:

Carrizo’s special meeting of shareholders to approve the combination with Callon Petroleum, scheduled for November 14, 2019, is rapidly approaching and your vote is extremely important. Whether your holdings are large or small, we urge you to vote today.

YOUR VOTE IS VERY IMPORTANT

Approval of the merger requires the affirmative vote of two-thirds of Carrizo’s outstanding shares of common stock. A failure to vote or Abstaining is effectively a vote Against the merger.

The Carrizo Board of Directors unanimously recommends that shareholders vote “FOR” the merger and the related proposals. Please vote today. A voting instruction form and postage paid envelope are enclosed or your convenience.

THE MERGER WILL BE HIGHLY BENEFICIAL TO CARRIZO SHAREHOLDERS

This all-stock transaction provides Carrizo shareholders with the opportunity to participate in the significant near- and long-term upside potential of the merged company. The merger of Carrizo and Callon achieves a number of benefits for Carrizo shareholders including the following:

➣	Expands Portfolio of Complementary High-Quality Assets: The combination will form a premier Texas operator with an extensive inventory of core Permian and Eagle Ford locations.

➣	Substantial Identified Synergies: The combination is expected to generate potential cost savings and other synergies totaling between $120 million and $190 million per year on a pre-tax basis.

➣

Attractive Exchange Ratio: The exchange ratio of 2.05 Callon common shares for each share of Carrizo common stock represented a premium of approximately 25% to the closing price of Carrizo’s common stock on July 12, 2019, the last trading day before the public announcement of the merger.

Please refer to the proxy materials previously sent to you for full details.

If you have any questions, or need assistance in voting, please contact our proxy solicitor, MacKenzie Partners, Inc. toll-free at (800) 322-2885 or at (212) 929-5500 or by email at Carrizo@mackenziepartners.com

Time is short. Please vote today by signing, dating, and returning the enclosed voting instruction form, or by Internet or telephone, to ensure that your vote is counted.

INTERNET

1.  Go to the www.proxyvote.com.

2.  Locate the Control Number printed on the enclosed vote instruction form. The Control Number is printed on the right side of the voting instruction form under the CUSIP number.

3.  Follow the simple instructions on the website.

TOLL-FREE TELEPHONE 1. Call (800) 454-8683 toll-free. 2. When prompted, enter the Control Number printed on your voting instruction form. 3. Follow the simple recorded instructions.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

This communication shall not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo.

In connection with the proposed transaction, Callon filed a Registration Statement on Form S-4 on October 4, 2019 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), that included a joint proxy statement of Carrizo and Callon, which also constitutes a prospectus of Callon. The Registration Statement was declared effective by the SEC on October 9, 2019, and Carrizo and Callon commenced mailing the definitive proxy statement/prospectus to their respective shareholders on or about October 11, 2019. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Carrizo or Callon may file with the SEC and/or send to Carrizo’s shareholders and/or Callon’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CARRIZO AND CALLON ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CARRIZO AND CALLON WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CARRIZO, CALLON AND THE PROPOSED TRANSACTION.

Investors can obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Carrizo and Callon with the SEC (when they become available) through the website maintained by the SEC at https://www.sec.gov. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo’s website at https://www.carrizo.com or by contacting Carrizo’s Investor Relations Department at 713-328-1055. Copies of documents filed with the SEC by Callon will be available free of charge from Callon’s website at https://www.callon.com or by contacting Callon’s Investor Relations Department at 281-589-5200.

Participants in the Proxy Solicitation

Carrizo, Callon and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Carrizo’s and Callon’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication concerning the proposed business combination between Carrizo and Callon, including any statements regarding the benefits and synergies of the proposed transaction and other statements that are not historical facts, are “forward-looking” statements based on assumptions currently believed to be valid. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Carrizo’s shareholders or Callon’s shareholders to approve the transaction and related matters; whether any redemption of Carrizo’s preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Carrizo and Callon; the effects of the business combination of Carrizo and Callon, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies and other benefits in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity price changes; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Carrizo’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019, each of which is on file with the SEC and available from Carrizo’s website at https://www.carrizo.com and in other documents Carrizo files with the SEC, and in Callon’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2019 and June 30, 2019, each of which is on file with the SEC and available from Callon’s website at https://www.callon.com and in other documents Callon files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Carrizo nor Callon assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.